UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Merus N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 626-3939

with a copy to:

Michael L. Lawhead

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power 2,101,320
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 2,101,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 12 Pages

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power 2,101,320
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 2,101,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

Page 4 of 12 Pages

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power 2,101,320
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 2,101,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) PN

Page 5 of 12 Pages

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power 2,101,320
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 2,101,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) PN

Page 6 of 12 Pages

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power 2,101,320
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 2,101,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

Page 7 of 12 Pages

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Statement on Schedule 13D (this “Statement”) on behalf of the Reporting Persons (as identified in Item 2 below) pursuant to the Agreement with Respect To Schedule 13D (the “Joint Filing Agreement”) attached to this Statement as Exhibit 99.1.

BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“BCCM V”). BCCM V is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Fund V-SBS”). BCCM V represents Fund V as a member of, and BCC represents Fund V-SBS as a member of, Bay City Capital Coöperatief U.A., a Dutch cooperative (“COOP”). BCC is also an advisor and manager of BCCM V.

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, nominal value €0.09 per share, of Merus, N.V., a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). The principal executive offices of the Issuer are located at Padualaan 8 (postvak 133) 3584 CH Utrecht, the Netherlands.

Item 2.	Identity and Background.

This Statement is filed on behalf of BCC, BCCM V, Fund V, Fund V-SBS and COOP. BCC, BCCM V, Fund V, Fund V-SBS and COOP are each referred herein as a “Reporting Person” and are collectively referred herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California 94111, except for COOP, which has its principal executive office located at De Boelelaan 7 1083 HJ Amsterdam, the Netherlands.

BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

BCCM V is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund V, Fund V-SBS and other pooled investment vehicles formed to invest in parallel with Fund V and Fund V-SBS.

Fund V and Fund V-SBS are Delaware limited partnerships, the principal business of which is investing in life science companies. Fund V and Fund V-SBS are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time under substantially similar terms. Consequently, Fund V and Fund V-SBS constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

COOP is a Dutch cooperative, the principal business of which is investing in life science companies. The sole members of COOP are BCCM V and BCC.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information regarding the members of BCC and BCCM V is listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), COOP acquired convertible preferred stock of the Issuer which, at the effective time of the IPO, converted into 1,180,230 shares of common stock of the Issuer. At the effective time of the IPO, COOP received 271,090 shares of common stock of the Issuer in satisfaction of its entitlement to accrued distributions in kind. COOP also purchased an aggregate of 650,000 shares of common stock of the Issuer in the IPO.

Page 8 of 12 Pages

The funds used by COOP to pay the cash purchase price for the shares of common stock of the Issuer were obtained from capital contributions from Fund V and Fund V-SBS, which were capitalized by the partners of Fund V and Fund V-SBS pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Fund V-SBS.

Item 4.	Purpose of Transaction.

The purpose of the transactions was to acquire shares of common stock of the Issuer for investment purposes with the aim of increasing the value of the investment and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Lionel Carnot, a Managing Director of BCC and a member of BCCM V, is a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
COOP	2,101,320	—	2,101,320	—	2,101,320	2,101,320	13.1%
Fund V(2)	—	—	2,101,320	—	2,101,320	2,101,320	13.1%
Fund V-SBS(2)	—	—	2,101,320	—	2,101,320	2,101,320	13.1%
BCCM V(3)	—	—	2,101,320	—	2,101,320	2,101,320	13.1%
BCC(4)	—	—	2,101,320	—	2,101,320	2,101,320	13.1%

(1)	This percentage is calculated based upon 16,080,356 shares of the Issuer’s common stock outstanding upon the completion of the offering as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.
(2)

Neither Fund V nor Fund V-SBS holds shares of common stock directly. Fund V and Fund V-SBS are each deemed to have beneficial ownership of common stock due to their respective roles as investors, through BCCM V and BCC respectively, of

Page 9 of 12 Pages

COOP. Fund V and Fund V-SBS constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(3)	BCCM V holds no shares of common stock directly. Because COOP requires two members, BCCM V represents Fund V as a member of COOP. Thus, BCCM V shares voting and investment power over the shares held by COOP.
(4)	BCC holds no shares of common stock directly. Because COOP requires two members, BCC represents Fund V-SBS as a member of COOP. Thus, BCC LLC shares voting and investment power over the shares held by COOP.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

(c) To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016

/s/ Lionel Carnot
Lionel Carnot, Managing Director Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof; for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P; and for and on behalf of Bay City Capital Coöperatief U.A. in its capacity as a member thereof.

Page 11 of 12 Pages

SCHEDULE 1

Members of BCCM V and BCC

Set forth below are the name, business address, current principal occupation or employment and citizenship of each Member of BCCM V and BCC.

Name	Address	Principal Occupation or Employment	Citizenship
Members of BCCM V
Fred B. Craves, Ph.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America
Carl Goldfischer, M.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America
Lionel Carnot	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	Switzerland
Rob Hopfner, Ph.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America
Dayton Misfeldt	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America
BF5 GP Investors, LLC	71 South Wacker Drive Chicago, IL 60606	Member of Bay City Capital Management V LLC	United States of America
Kirby Bartlett	11 Ridge Court, Corte Madera, CA 94925	Member of Bay City Capital Management V LLC	United States of America
Ross Bersot	9 Las Vegas Road Orinda, CA 94563	Member of Bay City Capital Management V LLC	United States of America
Jeanne Cunicelli	158 Funston Avenue San Francisco, CA 94118	Member of Bay City Capital Management V LLC	United States of America
William Gerber	69 Van Ripper Lane Orinda, CA 94563	Member of Bay City Capital Management V LLC	United States of America
Douglass Given	464 Sand Hill Circle Menlo Park, CA 94025	Member of Bay City Capital Management V LLC	United States of America
Judy Koh	226 El Camino Del Mar San Francisco, CA 94121	Member of Bay City Capital Management V LLC	United States of America

Members of BCC
Fred B. Craves, Ph.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America
Carl Goldfischer, M.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America
Sanford Zweifach	694 Sausalito Boulevard Sausalito, CA 94965	Chief Executive Officer of Ascendency Healthcare	United States of America